UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 0-28608
PETSEC ENERGY LTD
(Translation of registrant’s name into English)
LEVEL 13, 1 ALFRED STREET, SYDNEY, NSW 2000, AUSTRALIA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

     Certain statements in this report regarding future expectations and plans of the Company may be regarded as “forward-looking statements” within the meaning of Section 27A of the USA Securities Act of 1933 and Section 21E of the USA Securities Exchange Act of 1934. Although the Company believes that its expectations and plans are based upon reasonable assumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering and other data relating to oil and gas reservoirs, as well as other risks discussed in the Company’s SEC filings.
The following release was filed with the Australian Stock Exchange on the date indicated.
PETSEC ENERGY LTD
ACN 000 602 700
REPORT FOR QUARTER ENDED 31 DECEMBER 2005
The December quarter has been a significant one for Petsec Energy with the commissioning of its third offshore platform in the Gulf of Mexico, USA – at Main Pass 19 and commencement of a four-well drilling programme on Main Pass 19\18, the first two wells of which have resulted in commercial gas discoveries.
The Company is well placed for further growth in production and reserves in 2006 as recent discoveries are brought into production and a planned expanded drilling programme proceeds.
HIGHLIGHTS
DEVELOPMENT – Main Pass 19 Platform installed
Development of the Main Pass 19 gas field in the Gulf of Mexico, USA was completed with the installation and commissioning of the Main Pass 19 platform during December — the company’s third offshore production facility in the Gulf of Mexico, USA. Production from the new gas field commenced early January 2006 and is currently producing at a rate in excess of 10 million cubic feet of gas a day net to Petsec Energy.
EXPLORATION
- New Gas Discoveries at Main Pass 19
The first two wells of a four-well drilling programme which commenced in December, made commercial gas discoveries. The programme is testing 3D seismic mapped potential of approximately 15-18 billion cubic feet equivalent (“Bcfe”) of gas net to Petsec Energy.
- Moonshine 3D seismic data delivered.
Processed data was received in the quarter. Data quality is high and interpretation has commenced.
PRODUCTION & CASHFLOW
•	Production for 2005 year was 6.5 Bcfe up 14% from 5.6 Bcfe for the 2004 year.

•	EBITDAX from normal operations for 2005 was US$38.3 million (A$50.4 million) up 49% from US$25.8 million (A$35.1 million) in 2004. After expensing ineffective gas hedges, 2005 EBITDAX was US$33.7 million (A$44.3 million).

•	Gas Production for the December quarter (& late September quarter) was significantly impacted by Hurricanes Rita and Katrina, which damaged and shut-in third party sales pipeline facilities on the Louisiana coast which caused the Company’s production to be shut-in for much of the quarter.

•	Production for the December quarter was 376 million cubic feet equivalent (“MMcfe”), down from 1,441 MMcfe in the September quarter (also impacted by Hurricanes) and 2,295 MMcfe in the June quarter.

•	Current production is approximately 30 MMcfe/day net to Petsec Energy (announced on 18 January 2006) from Vermilion 258, West Cameron 352/343 and Main Pass 19 gas fields.
FINANCIAL PERFORMANCE
Net production for the year ended 31 December 2005 was 6,454 MMcfe (up 14% on the prior year) and earnings before interest, tax, DD&A and exploration expenses (“EBITDAX”) from normal operations (before derivative loss on ineffective forward hedge contracts) was US$38.3 million, up 49% from the prior year. This result was achieved despite hurricane-related production shut-ins from September through December 2005.
These results were achieved with an average gas sales price of US$7.04 /Mcfe for the year, up from US$5.77/Mcfe for the 2004 year. Due to hurricane-related interruptions, all production in December quarter was effectively sold at hedged prices which averaged US$8.13/Mcfe rather than the higher spot prices which applied during this period.
Production for the December quarter of 376 MMcfe was lower than the previous quarter (1,441 MMcfe) due to hurricane related shut-in of production.
For the December quarter, EBITDAX from normal operations was US$2.0 million, and EBITDAX was a loss of US$0.2 million after expensing ineffective natural gas hedges of US$2.2 million (i.e. the difference between hedged and produced volumes multiplied by the difference in the hedged gas price and the market settlement price), as is required under Australian equivalents to International Financial Reporting Standards (“AIFRS”).

Cash at the end of the quarter was the equivalent of US$10.1 million (A$13.8 million), up from US$9.0 million (A$11.9 million).
Hedging
Due to hurricane-related shut-ins, hedged volumes exceeded produced volumes for the quarter by 668,000 MMbtu. The cost of these ineffective hedges for the quarter of US$2.2 million has been expensed during the period.
A combination of gas production in the Gulf returning to normal levels as hurricane damage is repaired and warmer than normal US winter temperatures has reduced gas prices to levels of US$9 to $10/Mcf.
Hedging currently in place for the 2006 year is 10,000 MMbtu/day for the first quarter and 6,000 MMBtu/day for the remainder of the year at an average price of US$8.20/MMBtu.
OPERATIONS
USA
Gulf of Mexico, Offshore Louisiana
Hurricanes Katrina and Rita
Hurricanes Katrina and Rita caused widespread damage to production facilities in the Gulf of Mexico during August and September 2005. Although Petsec’s offshore platforms suffered only minor damage, extensive damage to third party downstream sales pipelines meant that these facilities (and thus Petsec Energy’s platforms) were shut-in for most of the December quarter.
Vermilion 244, 246, 257, 258, 259
Petsec: 100% working interest (83.33% net revenue interest)
Operator: Petsec Energy
The Vermilion 244, 246, 257, 258 and 259 leases are located approximately 114 kilometres (70 miles) south of Vermilion Parish, offshore Louisiana, in approximately 130 feet of water. The leases are proximal to the Vermilion 245 and 265 fields which have produced approximately 680 Bcfe of gas.
Petsec drilled the Vermilion 258 G-1 and G-2 discovery wells in December 2003 and January 2004, establishing estimated recoverable gas of the order of 21 Bcfe. Development of the field began in January 2004 with a three-pile platform and pipeline being installed within six months and production commencing in July 2004.
Two further wells, the G-3 and G-7 development wells were drilled in October 2004 from the Vermilion 258 platform.
Net production from Vermilion for the quarter was 335 MMcfe of gas. The field was shut-in for much of the quarter as a consequence of Hurricanes Katrina and Rita.
Prospects with a target potential of 40 Bcfe in the Vermilion 257 and 258 leases, have been identified with 3D seismic. These prospects are expected to be drilled in 2006.
West Cameron 343
Petsec: 100% -75% working interest (82.33% — 61.75% net revenue interest)
West Cameron 352
Petsec: 56.25% working interest (46.125% net revenue interest)
Operator: Petsec Energy
Net production from West Cameron in December quarter was 41 MMcfe of gas. The field was shut-in for much of the quarter due to Hurricanes Katrina and Rita.
Main Pass 19
Petsec: 55% working interest (45.83% net revenue interest)
Operator: Petsec Energy

The Main Pass 19 lease of 4,995 acres was acquired in June 2004 at a cost to Petsec of US$0.95 million. The lease is approximately 128 kilometres (80 miles) south-east of New Orleans in eight metres (27 feet) of water.
A three-well drilling programme in April through to June 2005 discovered estimated recoverable gas of 13 Bcfe net to Petsec. The results met pre-drilling expectations and demonstrated further exploration potential in the lease and the adjacent Main Pass 18 lease.
Development and commissioning of the Main Pass 19 gas field was successfully completed during the quarter, with gas production commencing on 11th January 2006. Initial production from the three wells has met expectations and is currently producing in excess of 10 MMcf/day net to Petsec Energy.
A four-well drilling programme commenced in December 2005 to test 3D seismic mapped potential of 15-18 Bcfe of gas net to Petsec Energy. The first two wells, the G-7 and G-4, are commercial gas discoveries, meeting pre-drill expectations. The last well in the programme will test targets in the Main Pass 18 lease.
Main Pass 18 & 103
Petsec: 100% working interest (83.33% net revenue interest)
Operator: Petsec Energy
Petsec acquired the Main Pass 18 and 103 leases at the March 2005 MMS lease sale. These two leases are adjacent to Main Pass 19. All three were part of a large oil and gas field discovered by Mobil in the late 1960’s.
The last well of the above four-well programme (the G-6), will test targets in Main Pass 18.
USA Onshore Louisiana
Moonshine Project
Petsec: 50% working interest (36% — 37.5% net revenue interest)
Operator: Petsec Energy
Petsec entered into a joint venture agreement in December 2004 to acquire exploration rights, including participation in a 3D seismic survey programme, over 240 square kilometres (94 square miles) in St James Parish, onshore Louisiana. This is an area equivalent in size to approximately 12 offshore Gulf of Mexico leases. The project area abuts the south bank of the Mississippi River at College Point approximately 80 kilometres (50 miles) west of New Orleans.
The area has not previously been subject to 3D seismic testing and is highly prospective for both shallow and deep reserves. The survey area is proximal to six fields which have produced approximately 340 Bcf of gas and 7.3 million barrels of oil from numerous sand horizons.
Petsec Energy’s partners in the Moonshine Project are US companies: Dominion Exploration and Production (a subsidiary of Dominion Resources Inc), Cox and Perkins Exploration Inc., The Gray Exploration Company and GLS LLC.
The field acquisition of 240 square kilometres of 3D seismic data was completed during the September quarter and processed data was delivered in the December quarter. Data quality is good and interpretation has commenced. Drilling of prospects generated from interpretation of the 3D seismic data is expected to commence in the second half of 2006.
CHINA
Beibu Gulf Block 22/12
Petsec: 25% working interest (12.5 % net revenue interest should China National Offshore Oil
Corporation (CNOOC) back-in for 51%)
Operator: Roc Oil Limited
Beibu Gulf Block 22/12 is located approximately 60 kilometres off the southern coast of China, north-west of Hainan Island in shallow water, 25 to 40 metres deep. Four oil discoveries (12.2.1, 12.3.1, 12.8.1, and 12.8.2) were made on the lease in the early 1980’s and 1990’s. These discoveries contain an estimated 45.6 million barrels of recoverable oil, (per independent consultants July 2003). The substantial Wei 12.1, 11.4 and 10.3/3N oilfields and two recent large discoveries of the 11.1 and 11.1 North fields, operated by CNOOC, are located nearby to the north and west with production via a pipeline to the Weizhou Island oil processing facilities, 10 kilometres to the north of 22/12. These CNOOC fields each contain an estimated 40 to 100 million barrels of recoverable oil.
Petsec earned a 25% interest in the contract area in March 2002 by participating in the drilling of the Wei 6.12.1 well which discovered nine metres of net oil pay, estimated to contain 2.6 to 10 million barrels of recoverable oil.
A 3D seismic survey was acquired over the 450 square kilometre (175 square miles) block in late 2002. Interpretation of the survey in 2003 clearly defined the existing oil discoveries as well as a significant number of drill prospects.
Three wells were drilled during 2004 one of which, the Wei 12.8.3 well drilled in the second quarter, resulted in a successful appraisal of the Wei 12.8 East oil field. In September 2004 the joint venture elected to enter the third exploration phase of the petroleum contract and commit to a feasibility study for development of the Wei 12.8 East and West fields, estimated to contain some 20 to 25 million barrels of recoverable oil.
Successful pre-feasibility studies, conducted jointly by CNOOC and the joint venture, were completed in January 2005. Consequently the joint venture agreed to undertake a feasibility study, again jointly with CNOOC. If successful, this will lead to the lodging of an Overall Development Programme (ODP) which contemplates the development of the 12.8 West field (approximately 10 million barrels of recoverable oil, 1.25 million barrels net to Petsec) in 2006 with anticipated start of production in 2007. This may be followed by the development of the East field (approximately 10 to 15 million barrels of recoverable oil) possibly in 2007.
The feasibility study is addressing the use of a lightweight platform at 12.8 West, piping liquids to the 12.1.1 platform for processing and piping the oil through CNOOC’s existing pipeline to Weizhou Island for sale.
The feasibility study was completed in the quarter and commercial discussions for economic access to CNOOC’s production and sales facilities continue.
The joint venture expects to drill the 6.12 South prospect in March 2006. The prospect has 3D seismic mapped potential of 10 to 20 million barrels of oil recoverable (1.25 to 2.5 million bbls net to Petsec Energy) and is located immediately south of the 6.12.1 oil discovery made by the joint venture in 2002.
MARCH 2006 QUARTER:
EXPLORATION
USA
Main Pass 19 and 18
A four-well drilling programme to test a total of 15-18 Bcfe of gas (net to Petsec Energy) commenced during December. Commercial gas discoveries were made in the first two wells, the G-4 and G-7, reported in January 2006. The G-5 well is drilling ahead, and the G-6, which will be drilled into Main Pass 18, is expected to spud in late February.
Moonshine Project
Interpretation of the newly acquired 3D seismic data continues. Drilling is expected to begin in the second half of 2006.
CHINA
Block 22/12
The joint venture expects to drill an exploration well on the 6.12 South prospect in March 2006. The prospect size is of the order of 10 to 20 million barrels of recoverable oil (1.25 to 2.5 million barrels net to Petsec Energy) and is located immediately south of the 6.12.1 oil discovery made by the joint venture in 2002.

DEVELOPMENT
USA — Main Pass 19
The Main Pass 19 platform was set in December and gas production commenced on 11 January 2006. A four-well programme is currently being drilled from the Main Pass 19 platform.
CHINA — Block 22/12
Discussions continue with relevant government authorities in China on commercial aspects of the development of the 12.8 West oil field.
Dated: 31 January 2006

For further information, please contact:
Mr. Craig Jones	Mr. Ross A. Keogh
General Manager- Corporate	President
Petsec Energy Ltd	Petsec Energy Inc.
Level 13 , 1 Alfred Street	3861 Ambassador Caffery Parkway , Suite 500
Sydney NSW 2000	Lafayette, LA 70503, USA
Tel: 612 9247 4605 Fax 612 9251 2410	Tel: 1 (337) 989 1942 Fax: 1 (337) 989 7271
Certain statements in this report regarding future expectations and plans of the Company may be regarded as “forward-looking statements”. Although the Company believes that its expectations and plans are based upon reasonable assumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering and other data relating to oil and gas reservoirs, as well as other risks.

TABLE OF CONTENTS

SIGNATURES
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petsec Energy Ltd
Date: February 9, 2006	By:	Mr. Craig H. Jones

/s/ Craig H. Jones
Craig H. Jones General Manager - Corporate